Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 19, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on April 19, 2006, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated April 18, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
April 19, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005

RESULTS OF THE GROUP

China Life Insurance Company Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended December 31, 2005 together with last year’s comparative figures as follows:

CONSOLIDATED INCOME STATEMENT - AUDITED

FOR THE YEAR ENDED DECEMBER 31, 2005

		2005		2004
	Note	RMB million		RMB million
				(Restated)
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts 2005: RMB80,651 million, 2004: RMB65,878 million)			81,022		66,257
Less: premiums ceded to reinsurers			(769)		(1,182)

Net written premiums and policy fees			80,253		65,075

Net change in unearned premium reserves			(215)		(67)

Net premiums earned and policy fees			80,038		65,008

Net investment income	1		16,685		11,317
Net realised losses on financial assets	2		(510)		—
Net realised losses on investments	2		—		(237)
Net fair value gains on assets at fair value through income	3		260		—
Net unrealised losses on trading securities	3		—		(1,061)
Other income			1,739		1,779

Total revenues			98,212		76,806

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	4		(8,311)		(6,816)
Accident and health claims and claim adjustment expenses	4		(6,847)		(6,418)
Increase in long-term traditional insurance contracts liabilities	4		(33,977)		(25,361)
Interest credited to long-term investment type insurance contracts	4		(4,894)		(3,704)
Interest credited to investment contracts			(973)		(616)
Increase in deferred income			(8,521)		(7,793)
Policyholder dividends resulting from participation in profits			(5,359)		(2,048)
Amortisation of deferred policy acquisition costs	5		(7,766)		(6,263)
Underwriting and policy acquisition costs			(1,845)		(1,472)
Administrative expenses			(7,237)		(6,585)
Other operating expenses			(798)		(131)
Statutory insurance fund			(174)		(96)

Total benefits, claims and expenses			(86,702)		(67,303)

Net profit before income tax expenses	6		11,510		9,503
Income tax expenses	7		(2,145)		(2,280)

Net profit			9,365		7,223

Attributable to:
- shareholders of the Company			9,306		7,171
- minority interest			59		52

Basic and diluted earnings per share	8	RMB	0.35	RMB	0.27

Dividends proposed after the balance sheet date	9		1,338		Nil

Commission File Number 001-31914

Notes:

1	Net investment income

	2005	2004
	RMB million	RMB million
Debt securities	8,429	3,720
Term deposits and cash and cash equivalents	7,903	6,744
Equity securities	494	646
Policy loans	22	11
Securities purchased under agreements to resell	3	253

Subtotal	16,851	11,374

Securities sold under agreements to repurchase	(70)	(10)
Investment expenses	(96)	(47)

Total	16,685	11,317

2	Net realised losses on financial assets/Net realised losses on investments

		2005	2004
		RMB million	RMB million
Debt securities
Gross realised gains		158	18
Gross realised losses		(5)	(15)
Impairments	(i)	(92)	(320)

Subtotal		61	(317)

Equity securities
Gross realised gains		143	97
Gross realised losses		(63)	(17)
Impairments	(ii)	(651)	—

Subtotal		(571)	80

Total		(510)	(237)

Commission File Number 001-31914

Note:

(i)	The Group has government bonds deposited with Min Fa Securities Limited Company (“Min Fa”). During the year ended December 31, 2004, while the underlying government bonds themselves were not considered to be impaired, the Group’s recorded an impairment charge against these bonds as the financial difficulties at Min Fa were deemed to have impaired the Group’s estimated future cash flows from these bonds. An impairment charge of RMB320 million was recorded to reduce the carrying value of these government bonds held by Min Fa to RMB92 million.

During the year ended December 31, 2005, Min Fa was ordered by the China Securities Regulatory Commission to wind up and liquidation proceedings against Min Fa were commenced. As a result, the Group recorded an impairment provision in 2005 for the remaining RMB92 million carrying value in government bonds held by Min Fa.

(ii)	The Group recorded impairment losses approximately RMB651 million (2004: Nil). In the opinion of the Group’s management, it is possible on equity securities of that the Group may not realise a full recovery on these investments which incurred an other-than-temporary decline in value in accordance with the accounting policies disclosed in Note 2.6.f to the consolidated financial statements.

3	Net fair value gains on assets at fair value through income/net unrealised gains/(losses) on trading securities

	2005	2004
	RMB million	RMB million
Debt securities	88	11
Equity securities	172	(1,072)

Total	260	(1,061)

4	Insurance benefits and claims

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended December 31, 2005
Life insurance death and other benefits	8,320	(9)	8,311
Accident and health claims and claim adjustment expenses	7,506	(659)	6,847
Increase in long-term traditional insurance contracts	34,114	(137)	33,977
Interest credited to long-term investment type insurance contracts	4,894	—	4,894

Total insurance benefits and claims	54,834	(805)	54,029

For the year ended December 31, 2004
Life insurance death and other benefits	6,816	—	6,816
Accident and health claims and claim adjustment expenses	7,469	(1,051)	6,418
Increase in long-term traditional insurance contracts	25,361	—	25,361
Interest credited to long-term investment type insurance contracts	3,704	—	3,704

Total insurance benefits and claims	43,350	(1,051)	42,299

5	Deferred policy acquisition costs

Group and Company

	2005	2004
	RMB million	RMB million
Gross
At January 1	32,981	25,164
Acquisition costs deferred	14,231	13,672
Amortisation charged through income	(7,960)	(6,559)
Amortisation charged through equity	(1,411)	704

At December 31	37,841	32,981

Ceded
At January 1	(194)	(296)
Acquisition costs deferred	(100)	(194)
Amortisation charged through income	194	296

At December 31	(100)	(194)

Net
At January 1	32,787	24,868
Acquisition costs deferred	14,131	13,478
Amortisation charged through income	(7,766)	(6,263)
Amortisation charged through equity	(1,411)	704

At December 31	37,741	32,787

Commission File Number 001-31914

	2005	2004
DAC excluding unrealised (gains)/losses	38,188	31,823
DAC recorded in unrealised (gains)/losses	(447)	964

Total	37,741	32,787

	2005	2004
Current	603	267
Non-current	37,138	32,520

Total	37,741	32,787

6	Net Profit before income tax expenses

Net Profit before income tax expenses is stated after charging the following:

	2005	2004
	RMB million	RMB million
Salary and welfare	3,118	2,827
Housing benefits	251	199
Contribution to the defined contribution pension plan	342	295
Depreciation	884	746
Loss on disposal of property, plant and equipment	7	5
Exchange loss	639	59
Auditor’s remuneration	35	32

7	Taxation

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the consolidated income statement represents:

	2005	2004
	RMB million	RMB million
Current taxation -Enterprises income tax	772	79
Deferred taxation	1,373	2,201

Taxation charges	2,145	2,280

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the People’s Republic of China is as follows:

	2005	2004
	RMB million	RMB million
Net profit before income tax expenses	11,510	9,503
Tax computed at the statutory tax rate of 33%	3,798	3,136
Tax exception from taxable income at the statutory tax rate of 33%	(1,763)	(923)
Addition tax liability from expenses not deductible for tax purposes	110	67

Income taxes at effective tax rate	2,145	2,280

Commission File Number 001-31914

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(c)	At December 31, 2005, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

Group and Company

	2005	2004
	RMB million	RMB million
At January 1	4,371	3,686
Deferred taxation charged to income statement	1,373	2,201
Taxation charged to equity	2,238	(1,516)

At December 31	7,982	4,371

(d)	The movement in deferred tax assets and liabilities prior to offsetting during the year is as follows:

Deferred tax

Group and Company	Long-term insurance contracts and investment contracts	Short-term insurance contracts	Investments	Deferred policy acquisition costs	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At January 1, 2004	3,512	117	357	(8,206)	534	(3,686)
(Charged)/credited to income statement	92	(126)	232	(2,381)	(18)	(2,201)
Charged to equity	348	—	1,400	(232)	—	1,516

At December 31, 2004	3,952	(9)	1,989	(10,819)	516	(4,371)

At January 1, 2005	3,952	(9)	1,989	(10,819)	516	(4,371)
(Charged)/credited to income statement	(34)	167	801	(2,101)	(206)	(1,373)
Charged to equity	(303)	—	(2,401)	466	—	(2,238)

At December 31, 2005	3,615	158	389	(12,454)	310	(7,982)

Group and Company

	2005	2004
	RMB million	RMB million
Gross deferred tax assets	4,472	6,457
Gross deferred tax liabilities	(12,454)	(10,828)

Net deferred tax liabilities	(7,982)	(4,371)

Commission File Number 001-31914

Group and Company

	2005	2004
	RMB million	RMB million
Deferred tax assets:
- deferred tax asset to be recovered after more than 12 months	3,697	6,457
- deferred tax asset to be recovered within 12 months	775	—

Subtotal	4,472	6,457

Deferred tax liabilities:
- deferred tax liability to be settled after more than 12 months	(12,255)	(10,731)
- deferred tax liability to be settled within 12 months	(199)	(97)

Subtotal	(12,454)	(10,828)

Total net deferred income tax liabilities	(7,982)	(4,371)

8	Earnings per share

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended December 31, 2005 is based on the number of 26,764,705,000 ordinary shares.

9	Dividends proposed after the balance sheet date

A dividend in respect of 2005 of RMB0.05 per ordinary share, amounting to a total dividend of RMB1,338 million, is to be proposed at the Annual General Meeting in June 2006. These financial statements do not reflect this dividend payable.

CONSOLIDATED BALANCE SHEET - AUDITED

AS AT DECEMBER 31, 2005

	As at December 31, 2005	As at December 31, 2004
	RMB million	(Restated) RMB million
ASSETS
Property, plant and equipment	12,710	12,250
Deferred policy acquisition costs	37,741	32,787
Financial assets
Debt securities:	255,554	150,234

- held-to-maturity securities	146,297	79,603
- available-for-sale securities	96,425	—
- non-trading securities	—	69,791
- financial assets at fair value through income	12,832	—
- trading securities	—	840
Equity securities:	39,548	17,271

- available-for-sale securities	26,261	—
- non-trading securities	—	12,597
- financial assets at fair value through income	13,287	—
- trading securities	—	4,674
Term deposits	164,869	175,498
Statutory deposits-restricted	5,353	4,000
Policy loans	981	391
Securities purchased under agreements to resell	—	279
Accrued investment income	6,813	5,084
Premiums receivables	4,959	3,912
Reinsurance assets	1,182	1,297
Cash and cash equivalents	28,051	27,217
Other	1,458	3,451

Total Assets	559,219	433,671

LIABILITIES AND EQUITY
Liabilities

Insurance contracts
Short-term insurance contracts:
- reserves for claims and claim adjustment expenses	1,784	1,215
- unearned premium reserves	5,147	5,212
Long-term traditional insurance contracts	124,656	89,698
Long-term investment type insurance contracts	237,001	191,885
Deferred income	34,631	27,603
Financial Liabilities
Investment contracts
- with discretionary participation feature (“DPF”)	42,230	32,476
- without DPF	1,872	1,635
Securities sold under agreements to repurchase	4,731	—
Annuity and other insurance balances payable	4,492	2,801
Premiums received in advance	2,951	2,447
Policyholder dividends payable	6,204	2,037
Other liabilities	4,106	4,922
Current income tax liabilities	525	38
Deferred tax liabilities	7,982	4,371
Statutory insurance fund	98	429

Total liabilities	478,410	366,769

Contingencies and commitments	—	—

Shareholders’ equity
Share capital	26,765	26,765
Reserves	37,225	31,573
Retained earnings	16,388	8,192

Total shareholders’ equity	80,378	66,530

Minority interest	431	372

Total equity	80,809	66,902

Total liabilities and equity	559,219	433,671

Commission File Number 001-31914

Basis of preparation

These consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKFRS”). The accounting policies and methods of computation used in the preparation of these consolidated financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2004 except that the Group has changed certain of its accounting policies following its adoption of HKFRS that were effective for accounting periods commencing on or after January 1, 2005. Other than reclassification of certain investment and insurance accounts there was no material impact from the adoption of the new HKFRS on shareholders’ equity and net profit. These statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through income.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3 to the consolidated financial statements.

In 2005, the Group adopted the new or revised standards of HKFRS listed below, which are relevant to its operations. Reclassifications of certain accounts have been made to the 2004 comparatives, as required, in accordance with the relevant requirements.

Commission File Number 001-31914

HKAS 1	Presentation of Financial Statements
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 3	Business Combinations
HKFRS 4	Insurance Contract

CHAIRMAN’S STATEMENT

Dear Shareholders,

I am pleased to present to you the Group’s operating results for the financial year ended December 31, 2005.

In 2005, the Company achieved remarkable results in its restructuring and development. With changes to the Board of Directors and the Management, the Company further improved its corporate structure and enhanced its standard of corporate governance. As a core member of China Life group, the Company integrated the group’s development strategy of “transforming itself into a major international financial and insurance group with rational resources allocation, clear strategic advantages, strong core businesses, and appropriately diversified operations characterizing by high embedded value, strong core competitiveness and high sustainability in development” into its business goal, which is “to establish itself as a first class international life insurance company with advanced corporate governance, well established management system, stringent internal control, leading technologies, first class team, superior service and outstanding brand”. With this in mind, the Company is dedicated to the creation of shareholders value. In 2005, through maintaining its operational strategy in a proactive and stable manner, the Company sustained steady growth in its business and further improved its business structure. The profit rose alongside with the increase in return on investments and our internal management continuously improved. We maintained our leading market position and our influence on society was at large strengthened.

The Company is a core member of China Life group, which ranked 212th among “Fortune 500” announced by Fortune in 2005. In February 2006, in a major internet election campaign “2005 Financial Entities in China” conducted by Hexun Network, the Company was elected as “The Most Reliable Life Insurer”. The Company ranked 297th among Forbes’ “The Global 2000” announced in April 2006, and ranked seventh among the companies based in China (including Hong Kong, Macau and Taiwan). In April 2006, the Company was named “The 2005 Leader in Insurance industry” in the “2005 Chinese Service Industry Leaders Awards” organised by a number of market research institutes including the Horizon Research Consultancy Group.

In 2005, the Group achieved record high performance in total asset, total revenue and net profit. As at December 31, 2005, the Company’s embedded value was RMB113,954 million, and the solvency level was approximately 2.73 times the minimum regulatory requirement. As at March 31, 2006, the Company’s total market capitalisation was HKD262,294 million.

ACHIEVING RAPID GROWTH AND MAINTAINING MARKET LEADING POSITION

For the year ended December 31, 2005, the Group’s total revenue was RMB98,212 million, an increase of 27.87% from 2004. Gross written premiums and policy fees reached RMB81,022 million, an increase of 22.28% from 2004. The Group’s net profit attributable to shareholders reached RMB9,306 million, an increase of 29.77% from 2004.

In accordance with the data released by the China Insurance Regulatory Commission (“CIRC”), the Company’s market share in 2005 was 44.07%, maintaining its leading position in the life insurance market in China.

OPTIMIZING BUSINESS STRUCTURE AND STEADY INCREASE IN EMBEDDED VALUE

In 2005, the Group continued its direction on comprehensive budgetary management and leverage on expense management to promote business restructuring. For the year ended December 31, 2005, the gross written premiums were RMB74,939 million, representing a 22.72% increase from 2004. The first year regular gross written premium accounted for 90.72% of the first-year gross written premiums of long term traditional insurance contracts.

As at December 31, 2005, the Company’s embedded value was RMB113,954 million, an increase of 26.51% from 2004. The value of new business for the year ended December 31, 2005 was RMB7,489 million, an increase of 15.14% from 2004. Embedded value is an actuarially determined estimate of the economic value of life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. The value of one year’s sales provides an indication of the value being created for investors by new business activity and hence the potential of the business.

IMPROVING ASSETS COMPOSITION AND INCREASING RETURN ON INVESTMENT

In 2005, the Company revised its investment strategies pursuant to the stable and prudent principles and changes in the capital market. By increasing the proportion in fixed income investments, such as bonds with longer maturity and decreasing the proportion in term deposits, we extended the duration of assets, and optimized assets structure and the matching of assets and liabilities. Meanwhile, return on investment increased effectively.

Commission File Number 001-31914

In 2005, the Group’s investment yield was 3.86% (investment assets included financial assets and cash and cash equivalents but excluded accrued investment income), an increase of 37 basis points from 2004.

STRENGTHENING COST CONTROL AND STRONG FINANCIAL POSITION

Under the precondition of ensuring business development, the Company further strengthened control over comprehensive budgetary management and endeavoured to control costs. Our consolidated cost control ratio was 17.2%, a decrease of 1.4 percentage points from 2004.

As at December 31, 2005, the Group’s total assets was RMB559,219 million and the total shareholders’ equity was RMB80,378 million. The Company’s solvency level was approximately 2.73 times the minimum regulatory requirement. A strong financial position and an adequate solvency level provided the Company with powerful support in sustaining rapid development of its businesses.

EXPANDING SALES CHANNELS AND ENHANCING SERVICE STANDARDS

We possess the largest sales team in China’s life insurance industry and the most extensive distribution network, covering almost all county level administrative regions, except the Tibet Autonomous Region. Our three major distribution channels are individual agents, direct sales team and intermediaries such as banks and post offices. As at December 31, 2005, we had 640,000 individual agents, approximately 12,000 direct sales staffs, and a network of more than 89,000 cooperating bank branches and post offices. In 2005, the Company further consolidated its edge in sales by continuously expanding its sales channels and scope of cooperation, as well as strengthening the management and training of its sales staff.

In 2005, the Company continued to devote efforts to improving underwriting and claims management as well as customer service standards. We formulated and revised a series of systems and management regulations. Business process was adjusted and optimized. Control over operation risks was strengthened and service methods were improved and increased. Our centralized service platform “95519” Call Center was granted the “2005 Award of the Best Performing Call Centre in China” by the Professional Committee for the Promotion and Alliance of Customer Relationship Management by Informatization under the Ministry of Information Industry, and was the only life insurance company receiving such award in China. It was also the second consecutive year the Company was granted with this award.

ENHANCING INTERNAL CONTROL AND CORPORATE GOVERNANCE

In order to meet the regulatory requirements in the jurisdictions where the Company is listed in a more effective manner, the Company adjusted and enriched the composition of the Board of Directors and Board Committees, which further emphasized the function of independent directors. Pursuant to the provisions of the Code on Corporate Governance Practices (the “Code”), Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited, the roles of Chairman and President were segregated with separate functions.

The Company always places emphasis on internal control and risk management. Our supervisory and control system for internal control and risk management is comprised of the Board of Directors, the Audit Committee and Risk Management Committee under the Board of Directors, the Supervisory Committee, the Internal Control and Risk Management Committee under the Management, and the executive and supervisory departments, which consist of the Company’s internal control and compliance department, legal affairs department and internal auditing department. Since our listing, we have placed emphasis on the supervision and management of three types of risks, namely finance, investment and operation risks, and keep on improving our information disclosure system. The Company has been allocating sufficient resources to optimize internal control systems at its branches and is preparing itself towards compliance with Sarbanes-Oxley Act Section 404.

FINAL DIVIDEND

The Board of Directors recommended the payment of a final dividend at RMB0.05 per share for the year ended December 31, 2005 to the shareholders of the Company.

CLASS ACTION IN THE UNITED STATES

Between March 16, 2004 and May 14, 2004, nine putative class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. These lawsuits were brought on behalf of a class of purchasers of the publicly traded securities of the Company and allege that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder “Exchange Act Claims”, and Sections 11 and 15 of the Securities Act of 1933 by, among other things, omitting to disclose in the prospectus filed in connection with the Company’s December 2003 initial public offering of its stock that the National Audit Office of China was conducting an audit of the predecessor of the Company’s parent, China Life Insurance Company. The Court ordered that the nine actions be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG), and that a consolidated amended complaint be filed. Plaintiffs filed a consolidated amended complaint on January 19, 2005, which named the Company, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants, and asserts only Exchange Act Claims. Defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court.

2006 Outlook

In 2006, with the socio-economic development and expansion of investment channels for insurance funds, the Company will meet more opportunities. With the increasingly keen competition in the life insurance market and the uncertainties of the capital market, the Company will also face more challenges. By implementing a proactive and balanced development strategy, we will further improve our corporate governance practices and business management, strengthen cost control and risks management. By integrating its sales resources, the Company will establish and improve its efficient distribution and supporting system, and continue to maintain its leading market position. The Company will also further adjust its business structure, optimize its asset structure, strengthen cost control and sustain the growth in profitability.

Commission File Number 001-31914

Finally, I would like to take this opportunity to extend my heartfelt gratitude to our staff for their hard work and dedication. I would also like to express my sincere thanks for the support of our shareholders, as well as for the close cooperation of the Board of Directors, the Supervisory Committee and our Management. Meanwhile, the Board would express gratitude to Mr. Wang Xiangzhang who has resigned as Chairman, Mr. Miao Fuchun who has resigned as vice-president and re-designated from an executive director to a non-executive director, Mr. Fan Yingjun who has resigned as independent non-executive director and Mr. Li Liangwen who has resigned as vice-president, for their contributions to the Company when they were in office.

MANAGEMENT DISCUSSION AND ANALYSIS

Recent Developments

Class Action Litigations

Between March 16, 2004 and May 14, 2004, nine putative class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. These lawsuits were brought on behalf of a class of purchasers of the publicly traded securities of the Company and allege that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder (“Exchange Act Claims”), and Sections 11 and 15 of the Securities Act of 1933 by, among other things, omitting to disclose in the prospectus filed in connection with the Company’s December 2003 initial public offering of its stock that the National Audit Office of China was conducting an audit of the predecessor of the Company’s parent, China Life Insurance Company. The Court ordered that the nine actions be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG), and that a consolidated amended complaint be filed. Plaintiffs filed a consolidated amended complaint on January 19, 2005, which named the Company, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants, and asserts only Exchange Act Claims. Defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court.

SEC Informal Inquiry

On April 27, 2004, we received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission (“SEC”) requesting us to produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We are continuing to fully cooperate with the SEC’s inquiry.

Operating Results

Results of our business operations are subject to a variety of factors. For example, we face increasing competitive pressures from other insurance companies operating in China, which may materially and adversely affect the growth of our business. In addition, our investments are subject to, among other things, volatility in the PRC securities markets, which is still at an early stage of development. Therefore, our operating results of previous financial years may not reflect our current or future operating results. For a full description of the risks affecting our business, see Risk Factors in our prospectus dated December 9, 2003 for our initial public offering, as well as our annual reports on From 20-F filed with the SEC.

Certain of our accounting policies changed following our adoption of HKFRS which were effective for accounting periods commencing on or after January 1, 2005. Other than reclassification in certain investment and insurance accounts, the adoption of HKFRS had no material impact on our shareholders’ equity and net profits. See Note 2 to the consolidated financial statements for more information.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by RMB15,030 million, or 23.1%, to RMB80,038 million in 2005 from RMB65,008 million in 2004. This increase was primarily due to increases in net premiums earned from the individual life insurance business, group life insurance business and accident and health insurance business, as well as increases in policy fees from the individual and group life insurance businesses. Net premiums earned from participating products of long-term traditional insurance contracts were RMB31,016 million in 2005, an increase of RMB8,653 million, or 38.7%, from RMB22,363 million in 2004. This increase was primarily due to an increased market demand, as well as our increased sales efforts, for endowment products. Of total net premiums earned in 2005, RMB1,896 million was attributable to single premium products and RMB62,027 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2004, RMB2,780 million was attributable to single premium products and RMB47,670 million was attributable to regular premium products.

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business increased by RMB13,847 million, or 25.2%, to RMB68,749 million in 2005 from RMB54,902 million in 2004. This increase was primarily due to increase in renewal payments for regular premium products and an increase in policy fees.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business increased by RMB515 million, or 69.4%, to RMB1,257 million in 2005 from RMB742 million in 2004. This increase was primarily due to increases in sales of whole-life insurance products.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (both of which comprise short-term products) increased by RMB668 million, or 7.1%, to RMB10,032 million in 2005 from RMB9,364 million in 2004. Gross written premiums from the accident insurance business increased by RMB158 million, or

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3.2%, to RMB5,135 million in 2005 from RMB4,977 million in 2004 and gross written premiums from the health insurance business increased by RMB103 million, or 1.8%, to RMB5,732 million in 2005 from RMB5,629 million in 2004. These increases were primarily due to our increased sales efforts for accident insurance business, offset in part by our adjustment of our sales strategies for health insurance business to reduce our sales of certain health products with relatively higher risks.

Net Investment Income

Net investment income increased by RMB5,368 million, or 47.4%, to RMB16,685 million in 2005 from RMB11,317 million in 2004. This increase was primarily due to an overall growth in investment assets during 2005 and an increase in investment yield.

As of December 31, 2005, total investment assets were RMB494,356 million and the investment yield for the year ended December 31, 2005 was 3.86%. As of December 31, 2004, total investment assets were RMB374,890 million and the investment yield for the year ended December 31, 2004 was 3.49%. This increase was primarily due to increased proportion of our investments in debt securities and decreased proportion of our investments in term deposits among our investment assets, favorable capital market conditions in 2005 compared to 2004, as well as disciplined application of our investment policies and expanded investment channels for insurance companies. Our investment income is affected by many factors, including the volatility of the PRC securities markets. A decline in the PRC securities markets in the future could have a material adverse impact on our net investment income, and accordingly our net profit.

Net Realised Losses on Financial Assets/Net Realised Losses on Investments

Net realised losses on financial assets/net realised losses on investments increased by RMB273 million, or 115.2% to RMB510 million in 2005 from RMB237 million in 2004. This results in 2005 reflected net realized gains of RMB61 million on debt securities and net realized losses of RMB571 million on equity securities, which was primarily due to the impairment of certain open-ended investment funds that were purchased at comparatively higher prices in previous years. In 2004, net realized losses was RMB317 million on debt securities which was primarily due to the impairment of bonds entrusted with Min Fa Security Limited Company, and net realized gains was RMB80 million on securities investment funds.

Net Fair Value Gains on Assets at Fair Value Through Income/Net Unrealised Gains/(Losses) on Trading Securities

We reflect net fair value gains on assets at fair value through income in current year income. Our net fair value gains on assets at fair value through income was RMB260 million in 2005, compared to net unrealised losses on trading securities of RMB1,061 million in 2004. The results in 2005 reflected net fair value gains on assets at fair value through income of RMB88 million on debt securities, resulting from favorable conditions in debt securities markets in 2005, and net fair value gains on assets at fair value through income of RMB172 million on equity securities, resulting from disciplined application of investment techniques and timing of our equity investments in 2005. The results in 2004 reflected of net unrealised gains on trading securities of RMB11 million on debt securities and net unrealised losses on trading securities of RMB1,072 million on equity securities, due to a deep fall in the securities market in 2004.

Other Income

Other income decreased by RMB40 million, or 2.2%, to RMB1,739 million from RMB1,779 million in 2004. This was primarily due to a decrease in policy management fees collected from CLIC.

Deposits and Policy Fees

Deposits are gross additions to investment-type insurance contracts and investment contracts (collectively, investment type contracts). Total deposits decreased by RMB2,791 million, or 3.1%, to RMB85,946 million in 2005 from RMB88,737 million in 2004. This decrease was primarily due to decrease in sales of products of long-term investment type insurance contracts in the individual life insurance business, offset in part by increased sales of participating annuity products in group life insurance business. Policy fees increased by RMB889 million, or 17.1%, to RMB6,083 million in 2005 from RMB5,194 million in 2004. This increase was primarily due to an increase in the proportion of investment type products with higher policy fee charges. Total deposits from participating products decreased by RMB5,452 million, or 6.7%, to RMB75,964 million in 2005 from RMB81,416 million in 2004. Total policy fees from participating products increased by RMB625 million, or 17.1%, to RMB4,276 million in 2005 from RMB3,651 million in 2004.

Individual Life Insurance Business

Deposits in the individual life insurance business decreased by RMB4,498 million, or 6.7%, to RMB62,483 million in 2005 from RMB66,981 million in 2004. This decrease was primarily due to decreased sales of investment-type contracts, as a result of the adjustment of our products to focus more on short-term insurance contracts and long-term traditional insurance contracts (collectively, risk-type insurance contracts). Policy fees from the individual life insurance business increased by RMB887 million, or 18.5%, to RMB5,683 million in 2005 from RMB4,796 million in 2004. These increases were primarily due to an increase of the proportion of investment type contracts with higher policy fee charges.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB1,707 million, or 7.8%, to RMB23,463 million in 2005 from RMB21,756 million in 2004. Policy fees from the group life insurance business increased by RMB2 million, or 0.5%, to RMB400 million in 2005 from RMB398 million in 2004. These increases were primarily due to an increase of sales of participating annuity products, offset in part by the increased competition, resulting in a decrease in our policy fee charges for group life insurance products.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

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Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 11,730 million, or 27.7%, to RMB 54,029 million in 2005 from RMB 42,299 million in 2004. This increase was due to an increase in insurance benefits and claims of individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits increased by RMB 1,495 million, or 21.9%, to RMB 8,311 million in 2005 from RMB 6,816 million in 2004. This increase was principally due to an increase in the number of policies in force. Life insurance death and other benefits as a percentage of gross written premiums and policy fees were 10.3% in 2005 and 2004. Interests credited to long-term investment type insurance contracts increased by RMB1,190 million, or 32.1%, to RMB 4,894 million in 2005 from RMB 3,704 million in 2004. This increased was primarily reflected an increase in the total policyholder account balance. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB 6,939 million, or 38.4%, to RMB million 25,006 in 2005 from RMB 18,067 million in 2004. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB 1,393 million, or 52.4%, to RMB 4,053 million in 2005 from RMB 2,660 million in 2004, the increase in liability of long-term traditional insurance contracts increased by RMB 4,474 million, or 36.2%, to RMB 16,844 million in 2005 from RMB 12,370 million in 2004, and the interest credited to long-term investment type insurance contacts increased by RMB 1,072 million, or 35.3%, to RMB 4,109 million in 2005 from RMB 3,027 million in 2004.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB10,720 million, or 30.2%, to RMB46,161 million in 2005 from RMB35,441 million in 2004. This increase was due to the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB1,322 million, or 20.6%, to RMB7,744 million in 2005 from RMB6,422 million in 2004 and the increase in liability of long-term traditional insurance contracts increased by RMB8,209 million, or 32.4%, to RMB33,550 million in 2005 from RMB25,341 million in 2004.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business increased by RMB581 million, or 132.0%, to RMB1,021 million in 2005 from RMB440 million in 2004. This increase was primarily due to the increase in business volume. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB173 million, or 43.9%, to RMB567 million in 2005 from RMB394 million in 2004 and the increase in liability of long-term traditional insurance contracts increased by RMB407 million, or 2035.0%, to RMB427 million in 2005 from RMB20 million in 2004. This increase was primarily due to the launch and satisfactory sales of a new group product in 2005, for which we started to allocate reserves in the same year.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB429 million, or 6.7%, to RMB6,847 million in 2005 from RMB6,418 million in 2004. This increase was primarily due to increases in business volume and further strengthening of claim reserves, offset in part by a decrease in claims ratio in our accident and health insurance business.

Interest Credited to Investment Contracts

Interest credited to investment contracts increased by RMB357 million, or 58.0%, to RMB973 million in 2005 from RMB616 million in 2004. This increase primarily reflected an increase in the total policyholder account balance. Interest credited to participating investment contracts increased by RMB369 million, or 64.7%, to RMB939 million in 2005 from RMB570 million in 2004.

Increase in Deferred Income

Increase in deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment type insurance contracts and investment contracts with discretionary participation feature. Increase in deferred income increased by RMB 728 million, or 9.3%, to RMB 8,521 million in 2005 from RMB 7,793 million in 2004. This increase was primarily due to an increase in business volume and the accumulation of liabilities.

Policyholder Dividends resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB3,311 million, or 161.7%, to RMB5,359 million in 2005 from RMB2,048 million in 2004. This increase was primarily due to increases in our reserves for participating products as a result of increase in business volume, as well as an increase in investment yield, which led to an increase in dividend scales.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs increased by RMB1,503 million, or 24.0%, to RMB7,766 million in 2005 from RMB6,263 million in 2004. This increase was primarily due to an increase in number and overall amount of policies in force.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect the non-deferrable portion of underwriting and policy acquisition costs. Underwriting and policy acquisition costs increased by RMB373 million, or 25.3%, to RMB1,845 million in 2005 from RMB1,472 million in 2004. Underwriting and policy acquisition costs were 2.3% of net premiums earned and policy fees in both of 2005 and 2004.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together increased by RMB367 million, or 34.9%, to RMB1,418 million in 2005 from RMB1,051 million in 2004. This increase was primarily due to the increase in business volume during the period, as well as an increase in the sales of risk type insurance contracts and regular-premium products, which have a relatively higher commission. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB6 million, or 1.4%, to RMB427 million in 2005 from RMB421 million in 2004. This increase was primarily due to the increase in business volume.

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Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs, as well as compensation and other administrative expenses. Administrative expenses increased by RMB652 million, or 9.9%, to RMB7,237 million in 2005 from RMB6,585 million in 2004. This increase primarily reflected the increase in business volume.

Other Operating Expenses

Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business (including expenses incurred for our policy management services for China Life Insurance (Group) Company), increased by RMB667 million, or 509.2%, to RMB798 million in 2005 from RMB131 million in 2004. This increase primarily reflected an increase in foreign exchange losses resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, decreased by RMB135 million, or 5.9%, to RMB2,145 million in 2005 from RMB2,280 million in 2004. This decrease was primarily due to increased interest income from government bonds which are not taxable. Our effective tax rate for 2005 was 18.6% as compared with a statutory tax rate of 33%.

Net Profit Attributable to Shareholders of the Company

For the reasons set forth above, net profit attributable to shareholders of the Company increased by RMB2,135 million, or 29.8%, to RMB9,306 million in 2005 from RMB7,171 million in 2004. This increase was primarily due to the increases in net profits of individual life and accident and health insurance businesses.

Individual Life Insurance Business

Net profit in the individual life insurance business increased by RMB2,167 million, or 25.5%, to RMB10,670 million in 2005 from RMB8,503 million in 2004. This increase was primarily due to an increase in business volume of regular payment products.

Group Life Insurance Business

Net loss in the group life insurance business increased by RMB217 million, or 73.3%, to RMB513 million in 2005, from RMB296 million in 2004. This increase was primarily due to an increase in the proportion of group life revenues derived from sales of new products in group life insurance business, resulting in relatively higher level of in reserves of group life insurance business, as well as increased competition in group life insurance business, which led to an increase in acquisition costs of group life insurance business.

Accident and Health Insurance Business

Net profit in the accident and health insurance business increased by RMB108 million, or 9.2%, to RMB1,280 million in 2005 from RMB1,172 million in 2004. The increase in profitability was primarily due to a decrease in the claims ratio in our accident and health insurance businesses. The overall performance of the accident business remained strong. The adverse performance of our overall health business was improved due to our increased control of health products and the adjustment of sales strategy to reduce the sales of certain products with relatively higher risks.

Liquidity and Capital Resources

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, and net investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As of December 31, 2005, the amount of cash and cash equivalents was RMB28,051 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2005, the amount of term deposits was RMB164,869 million.

Our investment portfolio also may provide us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2005, investments in debt securities had a fair value of RMB267,042 million. As of December 31, 2005, investments in equity securities had a fair value of RMB39,548 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

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Consolidated Cash Flows

The following sets forth information regarding consolidated cash flows for the periods indicated.

Net cash provided by operating activities was RMB31,828 million in the year ended December 31, 2005, a decrease from RMB32,914 million in the year ended December 31, 2004. This decrease was primarily due to our increased investment in financial assets at fair value through income/trading securities.

Net cash used in investment activities was RMB91,340 million in the year ended December 31, 2005, a decrease from RMB114,078 million in the year ended December 31, 2004. This decrease was primarily due to a decrease in our investments in term deposits.

Net cash provided by financing activities was RMB60,717 million in the year ended December 31, 2005 and RMB65,765 million in the year ended December 31, 2004. This decrease in cash provided by financing activities was primarily due to an increase in surrenders in long-term investment type insurance contracts and investment contracts.

Our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million. As of the date of this Annual Report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts dominated in foreign currencies in China, part of which are held as structured deposits, approximately US$300 million of the cash proceeds was converted into Renminbi to avoid foreign exchange risks, and the remaining part was used for investments of approximately US$250 million in H shares of China Construction Bank Corporation as well as approximately US$125 million in foreign-currency dominated debts in China.

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency level of the company (which is its admissible assets less admissible liabilities, determined in accordance with PRC GAAP and relevant rules) by the minimum solvency level it is required to meet. The following table shows the Company’s solvency ratio as of December 31, 2005:

As of December 31, 2005
(RMB in millions, except percentage data)
Actual solvency	59,561
Minimum solvency	21,782
Solvency ratio	273%

Insurance companies are required to calculate and report annually to the CIRC their solvency level and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. A “usual range” of results for each of the twelve ratios is used as a benchmark. The departure from the “usual range” of four or more of the ratios can lead to regulatory action being taken by the CIRC.

Our solvency level as of December 31, 2005 was approximately 2.73 times the minimum regulatory requirement. Among the twelve financial ratios, eleven financial ratios were within their usual ranges and our surrender ratio was slightly outside of the usual range provided by the CIRC. Surrenders from both our individual and group life insurance businesses increased in 2005. The increase in surrenders of investment-type contracts in our individual life insurance business was primarily due to the increase in alternative investment channels available to policyholders offering a more competitive yield. The increase in surrenders in our group life insurance business was primarily due to surrenders of relatively larger policies by certain state-owned companies following their restructuring, which resulted in changes of insurance planning strategies of these state-owned enterprises; the continued impact of governmental regulations prohibiting enterprises and other organizations from using their funds to purchase commercial group policies for individuals, as well as the commencement of preferential income tax treatments for enterprise annuity plans in certain provinces in the second half of 2005.

GROSS WRITTEN PREMIUMS AND DEPOSITS

For the year ended December 31	2005	2004
	RMB million	RMB million
Individual life insurance
Gross written premiums	63,205	50,113
First-year gross written premiums	19,574	19,900
Single gross written premiums	1,085	2,526
First-year regular gross written premiums	18,489	17,374
Renewal gross written premiums	43,631	30,213
Deposits	62,483	66,981
First-year deposits	49,144	54,662
Single deposits	46,061	52,343
First-year regular deposits	3,083	2,319
Renewal deposits	13,339	12,319

Group life insurance
Gross written premiums	867	344
First-year gross written premiums	851	295
Single gross written premiums	811	261
First-year regular gross written premiums	40	34
Renewal gross written premiums	16	49
Deposits	23,463	21,756
First-year deposits	23,452	21,738
Single deposits	23,401	21,726
First-year regular deposits	51	12
Renewal deposits	11	18

Accident and health insurance
Gross written premium	10,867	10,606
Short-term accident insurance
Gross written premiums	5,135	4,977
Short-term health insurance
Gross written premiums	5,732	5,629

Total gross written premiums	74,939	61,063
Total deposits	85,946	88,737

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EMBEDDED VALUE

As at December 31, 2005, the Company’s embedded value was RMB113,954 million, the value of new business for the year ended December 31, 2005 was RMB7,489 million.

Embedded Value as at December 31, 2005 and Value of One Year’s Sales in the 12 months to December 31, 2005 (RMB million).

Table 1

Embedded Value as at December 31, 2005 and Value of One Year’s Sales in the 12 months to December 31, 2005

Item		RMB million
A	Adjusted Net Worth	70,143
B	Value of In-Force Business before Cost of Solvency Margin	53,081
C	Cost of Solvency Margin	(9,270)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	43,811
E	Embedded Value (A + D)	113,954
F	Value of One Year’s Sales before Cost of Solvency Margin	9,324
G	Cost of Solvency Margin	(1,834)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	7,489

Note: Numbers may not be additive due to rounding.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.

Table 2

Analysis of Embedded Value Movement in 2005 (RMB million)

Item		RMB million
A	Embedded Value at Start of Year	90,073
B	Expected Return on Embedded Value	6,152
C	Value of New Business in the Period	7,489
D	Operating Experience Variance	(208)
E	Investment Experience Variance	259
F	Assumption and Model Changes	(1,558)
G	Market Value Adjustment	11,692
H	Other	54
I	Embedded Value as at December 31 2005 (sum A through H)	113,954

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Notes:	1)	Numbers may not be additive due to rounding.

	2)	Items B through H are explained below:

		B	Reflects 11.5% of the opening value of in-force business and value of new business sales in 2005 plus the return on investments supporting the 2005 opening adjusted net worth.

		C	Value of new business sales in 2005.

		D	Reflects the difference between actual 2005 experience (including lapse, mortality, morbidity and expense etc.) and the assumptions.

		E	Compares actual with expected investment returns during 2005.

		F	Reflects the effect of projection model enhancements and assumption revisions for selected products and a small increase in assumed investment returns.

		G	Change in the market value adjustment from the end of year 2004 to the end of the year 2005.

		H	Other miscellaneous items.

SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

Sensitivity Results (RMB million)

	Value of in-force business after cost of solvency margin	Value of one year’s sales after cost of solvency margin
Base case scenario	43,811	7,489
Risk discount rate of 12.5%	39,524	6,659
Risk discount rate of 10.5%	48,716	8,446
10% increase in investment return	51,828	8,849
10% decrease in investment return	35,784	6,129
10% increase in expenses	43,100	6,967
10% decrease in expenses	44,520	8,011
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	43,227	7,390
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	44,399	7,589
10% increase in lapse rates	42,794	7,247
10% decrease in lapse rates	44,897	7,750
10% increase in morbidity rates	42,797	7,335
10% decrease in morbidity rates	44,836	7,645
Solvency margin at 150% of statutory minimum	37,734	6,279
10% increase in claim ratio of short term business	43,644	7,142
10% decrease in claim ratio of short term business	43,978	7,837

CORPORATE GOVERNANCE

The Company is always committed to enhancing its corporate governance practices. Currently the Board of Directors consists of 9 members and 5 of them are independent non-executive directors. This has exceeded the minimum requirements of the Listing Rules relating to the appointment of at least 3 independent non-executive directors and has also exceeded the recommended best practices under the Code that one third of the board be represented by independent non-executive directors. In addition, the Company has adopted and implemented the “Rules for Board Meeting Procedures” and rules and procedures for meetings of other Board Committees, providing clear procedural guidelines for the effective functioning of the Board of Directors and other Board Committees.

Throughout year 2005, save for the fact that the roles of the Chairman and the President were performed by the same individual (but the Company has complied with the relevant code provision since January 5, 2006) and a majority of the members of the Management Training and Remuneration Committee were not

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independent non-executive directors (but the Company has complied with the relevant code provision since March 16, 2006), the Company has complied with all the code provisions set out in the Code. Details of the Company’s corporate governance practices are set out in the Corporate Governance Report to be included in the Company’s Annual Report.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During year 2005, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.

FINAL DIVIDEND

The Board of Directors recommends a final dividend of RMB0.05 per share for the year ended December 31, 2005 to be paid to shareholders of the Company.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed for transfers from Wednesday, May 17, 2006 to Friday, June 16, 2006, both dates inclusive. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Tuesday, May 16, 2006.

ANNUAL GENERAL MEETING

The Company’s annual general meeting (“AGM”) will be held at on Friday, June 16, 2006 at 9:30 a.m.

REVIEW OF ACCOUNTS

The Audit Committee has reviewed the Group’s consolidated financial statements for the year ended December 31, 2005, including the accounting principles and practices adopted by the Group, in conjunction with the Company’s external auditors and internal auditors.

PUBLICATION OF DETAILED RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

This announcement is published on HKEx’s website at www.hkex.com.hk and the website of the Company.

As at the date of this announcement, the executive directors of the Company are Mr. Yang Chao and Mr. Wu Yan; the non-executive directors are Mr. Miao Fuchun and Mr. Shi Guoqing; the independent non-executive directors are Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Sun Shuyi, Mr. Cai Rang and Mr. Ma Yongwei.

By order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Chao
Chairman

Beijing, China, April 18, 2006